UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-41329

Allego N.V.

(Translation of registrant’s name into English)

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information and related exhibits contained in this Report on Form 6-K are hereby incorporated by reference into Allego N.V.’s (i) Registration Statement on Form S-8 (File No. 333-272151) and (ii) post-effective Amendment No. 2 to Form F-1 in the Registration Statement on Form F-3 (File No. 333-264056).

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 3, 2023, Allego N.V., a public limited company (naamloze vennootschap) governed by the laws of the Netherlands (the “Company”), issued a press release announcing the closing of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants to purchase ordinary shares of the Company, nominal value € 0.12 per share (the “Ordinary Shares”), which warrants trade on the New York Stock Exchange under the symbol “ALLG.WS” (the “Warrants”) to receive 0.23 Ordinary Shares in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the Offer. The Company also announced that it intends to exchange all remaining untendered Warrants for Ordinary Shares in accordance with the terms of the warrant agreement, as amended by the warrant amendment dated October 3, 2023 (the “Warrant Amendment”), by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”), which governs the Warrants (the “Warrant Agreement”).

The Warrant Amendment amends the Warrant Agreement to provide the Company with the right to mandatorily exchange the Company’s remaining outstanding Warrants for Ordinary Shares at an exchange ratio of 0.207 Ordinary Shares for each Warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the Warrant Amendment, the Company has the right to require the exchange of not less than all of the Warrants at any time while such Warrants are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the outstanding Warrants at least fifteen days prior to the date of exchange fixed by the Company.

The Company will exercise its right to exchange all remaining outstanding Warrants for Ordinary Shares in accordance with the terms of the Warrant Amendment, and has fixed October 18, 2023 as the exchange date.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein.

The Offer and Consent Solicitation expired at Midnight (end of day), Eastern Time on September 28, 2023. The Company has been advised that a total of 13,029,838 Warrants, or approximately 94.4% of the outstanding Warrants were validly tendered and not validly withdrawn in the Offer and Consent Solicitation, and therefore such Warrants consented to the Warrant Amendment. Because consents were received from holders of more than 50% of the Company’s outstanding Warrants, the Warrant Amendment was approved.

A copy of the press release announcing the settlement of the Offer and the Company’s exercise of its rights to exercise the untendered Warrants is attached as Exhibit 99.1 and is incorporated by reference herein.

The following exhibits are being filed herewith:

Exhibit No.	Description

10.1	Amendment No. 1 to the Warrant Agreement, dated October 3, 2023 by and between the Company and Continental Stock Transfer & Trust Company.

99.1	Press Release, dated October 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGO N.V.

Date: October 3, 2023	By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet
Title: Chief Executive Officer